FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Commission File Number: 000-50596
LINKTONE LTD.
5/F, No. 689, Beijing Dong Road
Shanghai, People’s Republic of China 200001
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F           ✓           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes                      No           ✓
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     82-           N.A.
The index of exhibits may be found at Page 2

LINKTONE LTD.
Form 6-K
TABLE OF CONTENTS

Page
Signature	Page 3
Annual Report for the Year Ended December 31, 2004 Which Is Being Distributed to the Registrant’s Shareholders	Exhibit 99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKTONE LTD.
By:	/s/ Colin Sung
	Name:	Colin Sung
	Title:	Chief Financial Officer

Date: August 5, 2005